SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

XPRESSPA GROUP, INC.

(Formerly known as Form Holdings Corp.)

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

34634E102

(CUSIP Number)

Alex Tew

140 2nd Stree, Third Floor

San Francisco, CA 94105

(650) 752-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

Copy to:

Alan F. Denenberg, Esq.

 Davis Polk & Wardwell

1600 El Camino Real

Menlo Park, California 94025

 (650) 752-2000

November 13, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 34634E102

(1)	Names of reporting persons Calm.com, Inc.
(2)	Check the appropriate box if a member of a group (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 3,225,806*
	(8)	Shared voting power 0
	(9)	Sole dispositive power 3,225,806*
	(10)	Shared dispositive power 0
(11)	Aggregate amount beneficially owned by each reporting person 3,225,806*
(12)	Check if the aggregate amount in Row (11) excludes certain shares ☐
(13)	Percent of class represented by amount in Row (11) 9.34%**
(14)	Type of reporting person CO

*	Calm.com, Inc. (“Calm”) owns 3,225,806 shares of Common Stock, par value $0.01 per share (the “Common Stock”), of XpresSpa Group, Inc., a Delaware corporation (the “Issuer”), issuable upon the conversion of the Issuer’s Series E Convertible Preferred Stock, par value $0.01 per share (the “Series E Preferred Stock”). The Series E Preferred Stock has the powers, designations, preferences and other rights as set forth in a Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (the “Certificate of Designation”), a copy of which was filed as Exhibit 3.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed the Securities and Exchange Commission (the “SEC”) on November 14, 2018, which exhibit is herein incorporated by reference in its entirety, which rights include, among other things, an aggregate initial liquidation preference and the right to participate in any dividends and distributions paid to holders of Common Stock on an as-converted basis. The Series E Preferred Stock will vote on an as-converted basis. The holders of Series E Preferred Stock have the right to convert at any time and from time to time into shares of the Common Stock at an initial conversion rate of 5 shares of Common Stock for each share of Series E Preferred Stock (the “Conversion Ratio”). The Conversion Ratio is subject to adjustment upon certain fundamental events.
**	For purposes of calculating beneficial ownership of Calm, the total number of shares of Issuer’s Common Stock outstanding is 34,546,518 shares as of November 9, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 14, 2018.

Responses to each item of this Statement on Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1. Security and Issuer.

This statement on Schedule 13D (this “Statement”) relates to the shares of Common Stock of the Issuer. The principal executive offices of the Issuer are located at 780 Third Avenue, 12th Floor, New York, NY, 10017.

Item 2. Identity and Background.

(a) Name of Person Filing	Calm.com, Inc.
(b) Address of Principal Business Office	140 2nd Street, Third Floor San Francisco, CA 94105
(c) Principal Business	Development, management and operation of a meditation, sleep and mental wellness application and related products.
(d) - (e) Criminal and Civil Proceedings	During the last five years, neither Calm nor, to Calm’s knowledge, any of the individuals referred to in Appendix A hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.
(f) Place of organization	Delaware

Item 3. Source and Amount of Funds or Other Consideration.

On November 13, 2018, Calm and the Issuer entered into a preferred stock purchase agreement (the “Purchase Agreement”), pursuant to which Calm has agreed to purchase up to 976,742 shares of Issuer’s Series E Preferred Stock.

In accordance with the terms of the Purchase Agreement, the closing of the purchase and sale of an initial 645,161 shares of the Series E Preferred Stock occurred on November 13, 2018. Subject to certain conditions set forth in the Purchase Agreement, including continued compliance in all material respects through December 31, 2018 with a Collaboration Agreement dated November 12, 2018 by and between Calm and Issuer, Calm will purchase 322,581 additional shares of Series E Preferred Stock on December 31, 2018.

The Series E Preferred Stock is convertible into shares of Common Stock at the option of the holder. The number of shares of Common Stock issuable upon conversion of one share of Series E Preferred Stock is equal to that number derived by dividing $3.10 per share plus all accrued but unpaid dividends by the conversion price then in effect, which conversion price is initially $0.62 per share.

In accordance with the terms of the Purchase Agreement, Calm paid $2,000,000 for the initial 645,161 shares of Series E Preferred Stock, which purchase price was funded from Calm’s working capital. The additional 322,581 shares of Series E Preferred Stock subject to the Purchase Agreement also have a purchase price of $3.10 per share.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to (a) the full text of the Purchase Agreement, a copy of which was filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed the SEC on November 14, 2018, which exhibit is herein incorporated by reference in its entirety and (b) the full text of the Certificate of Designation, a copy of which was filed as Exhibit 3.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed the SEC on November 14, 2018, which exhibit is herein incorporated by reference in its entirety.

Item 4. Purpose of Transaction.

As described in Item 3 above, which description is incorporated herein by reference in answer to this Item 4, this Statement is being filed in connection with the Purchase Agreement between Calm and the Issuer. Calm agreed to purchase shares of the Issuer’s Series E Preferred Stock for investment purposes. Calm, in the ordinary course of its investment activities, will review on a regular basis its investment in the Issuer, the Issuer’s business affairs and financial position, and general economic and industry conditions. Calm retains the right to change its investment intent, from time to time to acquire additional shares of Common Stock or other securities of the Issuer, or to sell or otherwise dispose of all or part of the Common Stock or other securities of the Issuer, beneficially owned by them, based on market conditions and other factors they may deem relevant. Calm may engage from time to time in ordinary course transactions, including entering into margin loans, with financial institutions with respect to the securities described herein. Calm reserves the right in the future to engage in any hedging or similar transactions with respect to the securities described herein.

Other than as set forth in this Statement or the Purchase Agreement, neither Calm nor, to Calm’s knowledge, any of the individuals referred to in Appendix A hereto, currently has any plans or proposals which relate to or would result in any of the matters listed in Items 4(a) - (j) of Schedule 13D (although Calm reserves the right to develop such plans or proposals).

Item 5. Interest in Securities of the Issuer.

(a) Calm is the record owner of 645,161 shares of Series E Preferred Stock (initially convertible into 3,225,806 shares of Common Stock). Calm may be deemed to beneficially own 3,225,806 shares of Common Stock, which constitutes approximately 9.34% of the outstanding shares of the Issuer’s Common Stock, based on 34,546,518 shares of the Issuer’s Common Stock outstanding as of November 9, 2018, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed with the SEC on November 14, 2018. See also the information contained on the cover page of this Statement on Schedule 13D, which is incorporated herein by reference.

(b) Calm may be deemed to have sole power to vote 3,225,806 shares of the Common Stock. See also the information contained on the cover pages of this Statement on Schedule 13D, which is incorporated herein by reference.

(c) Other than as described in this Statement, neither Calm nor, to Calm’s knowledge, any person named in Appendix A hereto has effected any transaction in the Common Stock during the past 60 days.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Items 3 and 4 hereof is incorporated by reference into this Item 6.

The Purchase Agreement

As described in Item 3 above, the Issuer and Calm entered into the Purchase Agreement. The parties have made certain representations and warranties, which survive various periods described in the Purchase Agreement. Calm, the Issuer, officers and directors of the Issuer, and certain shareholders of the Issuer affiliated with the Issuer’s officers and directors agreed to restrictions on the sale of the Common Stock for 180 days after the execution of the Purchase Agreement, subject to certain exceptions.

Pursuant to the Purchase Agreement, the Issuer agreed, for the period beginning on the date of the execution of the Purchase Agreement and ending 60 days thereafter, not to solicit or take any action to facilitate any agreement or other commitment with respect to any loan or credit facility, joint venture, co-marketing agreement, license agreement, merger or similar transaction, subject to certain exceptions.

Pursuant to the Purchase Agreement, Calm became entitled to appoint one nonvoting observer to attend each meeting of the Issuer’s board of directors.

The foregoing description of the Purchase Agreement is subject to, and qualified in its entirety by, the full text of the Purchase Agreement, a copy of which was filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed the SEC on November 14, 2018, which exhibit is herein incorporated by reference in its entirety.

Certificate of Designation of Preference, Rights and Limitations of Series E

The holders of the Series E Preferred Stock have certain rights, powers and preferences, in each instance, as specified in the Certificate of Designation, which rights include, among other things, an initial liquidation preference per share of $3.10 and the right to participate in any dividends and distributions paid to common stockholders on an as-converted basis. The Series E Preferred Stock shall be initially convertible into 3,225,806 shares of Common Stock, which equals a conversion price of $0.62 per share of Common Stock, and each holder of Series E Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which such shares of Series E Preferred Stock are convertible. Upon the occurrence of certain fundamental events, the holders of the Series E Preferred Stock will be able to require the Issuer to redeem the shares of Series E Preferred Stock at the greater of: (i) $3.10 per share plus the amount of any accrued but unpaid dividends, or (ii) the amount per share that would have been payable had the shares of Series E Preferred Stock been converted into Common Stock.

The holders of Series E Preferred Stock shall have the right to convert at any time and from time to time into shares of Common Stock at an initial conversion ratio of 5 shares of Common Stock for each share of Series E Preferred Stock. The conversion ratio is subject to adjustment upon certain fundamental events. In addition, the Issuer shall have the right, but not the obligation, upon ten trading days’ notice, to convert the outstanding shares of Series E Preferred Stock into Common Stock at the Conversion Ratio, at any time or from time to time, if the volume weighted average price per share of the Common Stock exceeds $9.00 for 20 days in a 30 consecutive trading day period.

Subject to certain exceptions, without the consent of the holders of a majority of the outstanding Series E Preferred Stock, the Issuer will not make payments in connection with: (i) any cash dividend or payment of certain liabilities prior to the time such payment is due and payable or (ii) the repurchase of any outstanding securities of the Issuer.

The Series E Preferred Stock matures on November 13, 2025 and the Issuer may elect to pay the holders of Series E Preferred Stock in cash, shares of Common Stock, or a combination of cash and Common Stock. Subject to certain conditions set forth in the Purchase Agreement, if the Issuer elects to pay in shares of Common Stock, the Issuer may have to pay an additional number of shares of Common Stock to the holders of Series E Preferred Stock.

The foregoing description of the Certificate of Designation and the Series E Preferred Stock is subject to, and qualified in its entirety by, the full text of the Certificate of Designation, a copy of which was filed as Exhibit 3.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed the SEC on November 14, 2018, which exhibit is herein incorporated by reference in its entirety, and incorporated herein by reference.

Item 7. Material to be Filed as Exhibits.

The following documents are filed as exhibits:

Exhibit No.	Description
99.1	Purchase Agreement, dated as of November 12, 2018 by and between XpresSpa Group, Inc. and Calm.com, Inc. (filed as Exhibit 3.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed the SEC on November 14, 2018, which exhibit is herein incorporated by reference in its entirety).

99.2	Certificate of Designation of Preferences, Rights and Limitations of Series E Convertible Preferred Stock (filed as Exhibit 10.1 to the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2018 filed the SEC on November 14, 2018, which exhibit is herein incorporated by reference in its entirety).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:

Calm.com, Inc.

By	/s Alex Tew
Name: Alex Tew
Title: Co-Chief Executive Officer

Appendix A

EXECUTIVE OFFICERS AND DIRECTORS

OF

CALM

Set forth below is a list of each executive officer and director of Calm setting forth the name, business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each individual is a United States citizen, and unless otherwise indicated, each occupation set forth opposite an individual’s name refers to such individual’s employment with Calm.

Name and Business Address	Present Principal Occupation (Name and Principal Business of Employer)	Address of Corporation or Other Organization (if different from address provided in Column 1)
Alex Tew*+	Co-Chief Executive Officer at Calm.com, Inc. +

Michael Acton Smith*+	Co-Chief Executive Officer at Calm.com, Inc. +

* Director

+ Calm.com, Inc.

140 2nd Street, Third Floor

San Francisco, CA 94105